MARRONE BIO INNOVATIONS, INC.

2121 Second St., Suite A-107

Davis, CA 95618

(530) 750-2800

July 30, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:        Justin Dobbie

                         J. Nolan McWilliams

Re:	Marrone Bio Innovations, Inc.
Registration Statement Filed on Form S-1
Registration No. 333-189753

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Marrone Bio Innovations, Inc. Registration Statement on Form S-1 (File No. 333-189753) to 4:00 p.m. Eastern Daylight Time on August 1, 2013, or as soon thereafter as practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Marrone Bio Innovations, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Marrone Bio Innovations, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Charles S. Farman of Morrison & Foerster LLP, counsel to Marrone Bio Innovations, Inc., at (916) 325-1309 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

[Signature page follows]

Very truly yours,

MARRONE BIO INNOVATIONS, INC.

By:	/s/ Pamela G. Marrone
Name:	PAMELA G. MARRONE
Title:	President and Chief Executive Officer